UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

10-14F, Block A, Platinum Towers
No.1 Tairan 7th Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

The Company is dual listed on the New York Stock Exchange and the Stock Exchange of Hong Kong. In connection with the proposed sale of its virtual banking business (“the Disposal”), the Company is required under the Hong Kong Listing Rules to publish a shareholders’ circular (the “HK Circular”), which includes, among others, unaudited pro forma financial information of the Company and its subsidiaries and other consolidated entities upon the completion of the Disposal (the “HK Pro Forma Financials”). The HK Pro Forma Financials have been prepared for illustrative purpose only in accordance with paragraph 4.29 of the Hong Kong Listing Rules and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants and on the basis as set out in the accompanying notes to such HK Pro Forma Financials.

The HK Circular dated December 5, 2023 is accessible on the Hong Kong Stock Exchange website via the following hyperlink: https://www1.hkexnews.hk/listedco/listconews/sehk/2023/1205/2023120500007.pdf. The contents on the aforementioned website are not incorporated by reference into this Form 6-K.

The Company did not prepare or present the HK Pro Forma Financials with a view towards compliance with rules and published guidelines of the SEC, including Article 11 under Regulation S-X, the guidelines established by the American Institute of Certified Public Accountants (the “AICPA”), or International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, the HK Pro Forma Financials do not include disclosures of all information required by the SEC or the AICPA guidelines or IFRS on pro forma financial information.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Notice of Extraordinary General Meeting

Exhibit 99.2	HK Circular (with certain contents in “Letter from the Board”, “Letter from Elstone Capital Limited”, “Appendix II Financial Information of the Disposal Group” and “Appendix III Unaudited Pro Forma Financial Information of the Remaining Group” being redacted)

Exhibit 99.3	Form of Proxy for the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Chongfeng Shen
	Name:	Chongfeng Shen
	Title:	Chairman of the Board and Chief Executive Officer
Date: December 5, 2023